National Energy Services Reunited Corp.

777 Post Oak Blvd.

Houston, Texas 77056

(713) 293-2935

March 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: John Reynolds

Re:	National Energy Services Reunited Corp.

Draft Registration Statement on Form S-1

Submitted February 22, 2017

CIK No. 0001698514

Dear Mr. Reynolds:

On behalf of National Energy Services Reunited Corp., a British Virgin Islands corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 21, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on February 22, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act as of the date of this letter. We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that if investors are provided with such materials, investors will not retain copies of such materials.

Summary

Initial Business Combination, page 3

2.	We note your disclosure in the second paragraph of this section that approval of the business combination requires that a majority of the outstanding shares voted are voted in favor of the business combination. We also note that the insiders have agreed to vote their insider shares and any public shares acquired in favor of any proposed business combination. Please disclose in the Summary and in the Proposed Business sections the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved. We note your disclosure in the risk factor “If we seek shareholder approval …” on page 19.

The Company has revised the disclosure in response to the Staff’s comment on pages 13, 18, 59 and 80 of the Registration Statement.

3.	Please disclose here, as you indicate in your risk factor section, that you may issue ordinary shares, preferred shares and debt securities to complete an initial business combination and address the potential effects of such issuances.

The Company has revised the disclosure in response to the Staff’s comment on page 4 of the Registration Statement.

Risk Factors

An investor may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service …, page 32

4.	We note the disclosure in your Taxation section on page 95 indicates there are numerous tax uncertainties. Please expand your risk factor to clarify the tax uncertainties investors will assume as a result of investing in this offering.

The Company has expanded the risk factor in response to the Staff’s comment on page 33 of the Registration Statement.

Related Party Transactions, page 49

5.	Please identify the related party who loaned an aggregate of $78,280 for payment of offering expenses. Please revise similar disclosure on page 76.

The Company has revised the disclosure in response to the Staff’s comment on pages 49 and 77 of the Registration Statement.

Conflicts of Interest, page 71

6.	Please revise to identify the other entities to which your officers and directors may have obligations to present business opportunities and indicate the nature of the opportunities that must be presented to those entities. Specifically address any other blank check companies affiliated with your officers and directors.

The Company has revised the disclosure in response to the Staff’s comment on page 73 of the Registration Statement.

7.	We note your disclosure in the Summary that your “officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other blank check company (other than any such positions held on the date of this prospectus) ….” We also note your statement that your officers and directors may in the future become affiliated with other blank check companies. Please reconcile your disclosure.

The Company has reconciled the disclosure in response to the Staff’s comment on page 72 of the Registration Statement.

Financial Statements

Notes to Financial Statements, page F-7

4. Private Placement, page F-11

8.	We note that you are selling to your sponsor an aggregate of 11,450,000 private warrants at $0.50 per private warrant. Considering the private placement warrants will be sold to an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. Please provide us with your analysis of how you determined the fair value of your private placement warrants.

The Company believes that the 11,450,000 private warrants to be sold to our sponsor at $0.50 per private warrant are being sold at or above their fair value. The Company based its conclusion on its analysis of similarly structured Special Purpose Acquisition Companies (“SPACs”) with publicly traded warrants. Such comparable SPACs offered units comprised of one share and one-half warrant. The Company believes that the trading prices of the publicly traded warrants shortly after separation of their units are a reasonable indication of the private warrants fair value upon issuance. Accordingly, the Company compared the average trading price of the publicly traded warrants for the first six months after separation of their units to the sale price of the private warrants. Based upon this analysis, the Company noted that the fair value of the publicly traded warrants was lower than the sale price of the private warrants. As such, the Company determined that the sales price of the private warrants will be at or above fair value upon consummation of its initial public offering and, therefore, no compensation expense will be recognized. However, the Company will re-evaluate its conclusion upon the consummation of the initial public offering and if it is determined at that point that the private warrants were sold at a price less than fair value, the Company will record compensation expense in accordance with ASC 718.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Stuart Neuhauser

Stuart Neuhauser

cc: Sherif Foda

National Energy Services Reunited Corp.